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New England Life Insurance Company
One Financial Center
Boston, MA 02111

April 30, 2015

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: New England Variable Annuity Separate Account
    New England Life Insurance Company
    File Nos. 333-51676 and 811-08828
    SEC Accession No. 0001193125-15-152421
    Form AW - Withdrawal of amendment to a registration statement filed under the Securities Act

Dear Sir or Madam:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended ("1933 Act"), New England Life Insurance Company (the "Depositor") and New England Variable Annuity Separate Account (the "Registrant") hereby request withdrawal of Registrant's Post-Effective Amendment No. 26 under the 1933 Act and Amendment No. 59 under the Investment Company Act of 1940, as amended, to the above-referenced registration statement filed on April 28, 2015 (SEC Accession No. 0001193125-15-152421) (the "Amendment") for Depositor's American Forerunner Series variable annuity contracts.

If you have any questions regarding this matter, please contact Tom Conner of Reed Smith, LLP at (202) 414-9208.

Sincerely,

New England Life Insurance Company

/s/ Peter H. Duffy
Peter H. Duffy
Vice President

New England Variable Annuity Separate Account

By: New England Life Insurance Company

/s/ Peter H. Duffy
Peter H. Duffy
Vice President

CC: W. Thomas Conner, Esq.
    Michele H. Abate, Esq.